

October 27, 2011

Via E-mail
Gilles Chaumillon
Bio-Solutions Corp.
14517 Joseph Marc Vermette
Mirabel, Quebec, Canada J7J 1X2

      Re: **Bio-Solutions Corp.**
             Form 10-K/A-1 for Fiscal Year Ended December 31, 2010
             Filed April 20, 2011
             Form 10-Q for Fiscal Quarter Ended June 30, 2011
             Filed August 22, 2011
             File No. 333-147917

Dear Mr. Chaumillon:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief